UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of **January, 2008**

Commission File No. **0-29320**

EIGER TECHNOLOGY, INC.

(Exact name of Registrant as specified in its charter)

**144 Front Street West, Suite 700
Toronto, Ontario M5J 2L7**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SUBMITTED HEREWITH

Exhibits

99.1   Press Release dated January 2, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eiger Technology, Inc.

Date: January 2, 2008

By: */s/ Gary N. Hokkanen*

Name: Gary N. Hokkanen
Title : Chief Financial Officer



FISCAL 2007 RESULTS FILED ON SEDAR

Toronto, Ontario January 2, 2008-Eiger Technology, Inc. ("Eiger") (TSX:AXA OTCBB:ETIFF) announces that it has filed its audited consolidated financial statements for the year ended September 30, 2007 with Management Discussion and Analysis on SEDAR (www.sedar.com).

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call 416-477-2303 (or refer to www.sedar.com).

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.
For more information contact:

John G. Simmonds, CEO, Eiger Technology, Inc., Telephone: (905) 833-2753, Ext. 223